# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: GEE GROUP INC., CIK 0000040570
CUSIP: 36165A102
Title of class of securities: Common Stock, no par value
Address of issuer's principal executive offices: 7751 BELFORT PARKWAY, SUITE 150, JACKSONVILLE, Florida (FL), 32256
Date of event which requires filing of this statement: 08/21/2026
Filed by CIK 0001915673
Persons authorized to receive notices and communications: STAR EQUITY FUND, LP, 53 Forest Ave Suite 101, Old Greenwich, Connecticut (CT), 06870, 203-489-9500

## Reporting persons
- STAR EQUITY HOLDINGS, INC. (CIK 0001210708): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF), other (OO); sole voting power 6,285,065; shared voting power 0; sole dispositive power 6,285,065; shared dispositive power 0; aggregate amount beneficially owned 6,285,065 (5.7% of the class)
- STAR OPERATING COMPANIES, INC. (CIK 0000707388): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF), other (OO); sole voting power 6,285,065; shared voting power 0; sole dispositive power 6,285,065; shared dispositive power 0; aggregate amount beneficially owned 6,285,065 (5.7% of the class)
- STAR EQUITY FUND, LP (CIK 0001915673): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 6,285,065; shared voting power 0; sole dispositive power 6,285,065; shared dispositive power 0; aggregate amount beneficially owned 6,285,065 (5.7% of the class)
- STAR EQUITY FUND GP, LLC (CIK 0001956411): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 6,285,065; shared voting power 0; sole dispositive power 6,285,065; shared dispositive power 0; aggregate amount beneficially owned 6,285,065 (5.7% of the class)
- STAR INVESTMENT MANAGEMENT, LLC (CIK 0001956409): type of reporting person: other (OO); citizenship or place of organization: Connecticut (CT); member of a group; source of funds: affiliate funds (AF); sole voting power 6,285,065; shared voting power 0; sole dispositive power 6,285,065; shared dispositive power 0; aggregate amount beneficially owned 6,285,065 (5.7% of the class)
- STAR VALUE INVESTMENTS, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 6,285,065; shared voting power 0; sole dispositive power 6,285,065; shared dispositive power 0; aggregate amount beneficially owned 6,285,065 (5.7% of the class)
- JEFFREY E. EBERWEIN (CIK 0001548312): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF), personal funds (PF); sole voting power 6,285,065; shared voting power 0; sole dispositive power 6,285,065; shared dispositive power 0; aggregate amount beneficially owned 6,285,065 (5.7% of the class)
- RICHARD K. COLEMAN, JR.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF), personal funds (PF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: The following constitutes Amendment No. 5 ("Amendment No.5") to the Schedule 13D filed by the undersigned on January 22, 2026 (as previously amended, the "Schedule 13D"). This Amendment No. 5 amends the Schedule 13D as specifically set forth herein.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, no par value
Name of issuer: GEE GROUP INC.
Address of issuer's principal executive offices: 7751 BELFORT PARKWAY, SUITE 150, JACKSONVILLE, Florida (FL), 32256

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Star Equity Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Item 5-(c), which is incorporated by reference herein. The aggregate purchase price of the 6,285,065 Shares beneficially owned by Star Equity Fund is approximately $1,237,245, excluding brokerage commissions.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

On August 21, 2026, Star Equity Fund entered into a Cooperation Agreement (the "Cooperation Agreement") with the Issuer.

Pursuant to the Cooperation Agreement, the Issuer has agreed to take all necessary actions to declassify the structure of the Board of Directors (the "Board") so that a majority of the Board is fully declassified at the 2027 annual meeting of shareholders of the Issuer (the "2027 Annual Meeting"), including, without limitation, by amending the amended and restated by-laws of the Issuer (the "Bylaws") to declassify the structure of the Board such that (a) the directors elected at the 2026 annual meeting of shareholders (the "2026 Annual Meeting") will be elected for a term that expires at the 2027 Annual Meeting, (b) following the 2026 Annual Meeting, a majority of the directors (including, without limitation, those elected in 2025) will be elected for a one-year term at the 2027 Annual Meeting, which will result in a majority of the directors thereafter serving exclusively one-year terms, and (c) any directors elected or appointed to the Board subsequent to August 21, 2026 shall be elected for a one-year term that expires at the next annual meeting of shareholders.

The Cooperation Agreement will terminate on the earlier of (a) the date that is the opening of the advance notice period pursuant to the Bylaws for the submission of shareholder director nominations for the 2027 Annual Meeting and (b) one hundred twenty (120) days prior to the one-year anniversary of the 2026 Annual Meeting, unless earlier terminated in accordance with its terms.

Star Equity Fund has also agreed to (i) withdraw their nomination letter, dated June 1, 2026, nominating Richard Coleman as candidate for election to the Board at the 2026 Annual Meeting and (ii) not present a business proposal to remove two of the Issuer's directors at the 2026 Annual Meeting. Further, the Cooperation Agreement also contains a voting commitment, standstill, mutual non-disparagement and other customary provisions.

The foregoing description of the Cooperation Agreement does not purport to be complete and is qualified in it is entirety by reference to the full text of the Cooperation Agreement, which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a)-(c) and (e) is hereby amended and restated to read as follows:

The aggregate percentage of the Shares reported owned by each person named herein is based upon 109,870,686 Shares outstanding as of August 11, 2026, which is the total number of Shares reported outstanding in the Issuer's Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 12, 2026.

A. Star Equity
Star Equity, as the parent of Star Operating Companies, may be deemed the beneficial owner of the 6,285,065 Shares owned by Star Equity Fund.
Percentage: Approximately 5.72%

B. Star Operating Companies
Star Operating Companies, as the parent of Star Value Investments, sole member of Star Management, and limited partner of Star Equity Fund may be deemed the beneficial owner of the 6,285,065 Shares beneficially owned by Star Equity Fund.
Percentage: Approximately 5.72%

C. Star Equity Fund
As of the close of business on August 24, 2026, Star Equity Fund beneficially owned 6,285,065 Shares.
Percentage: Approximately 5.72%

D. Star Equity GP
Star Equity GP, as the general partner of Star Equity Fund, may be deemed the beneficial owner of the 6,285,065 Shares owned by Star Equity Fund.
Percentage: Approximately 5.72%

E. Star Investment Management
Star Investment Management, as the investment manager of Star Equity Fund, may be deemed the beneficial owner of the 6,285,065 Shares owned by Star Equity Fund.
Percentage: Approximately 5.72%

F. Star Value Investments
Star Value Investments, as the sole member of Star Equity GP and wholly owned subsidiary of Star Equity may be deemed the beneficial owner of the 6,285,065 Shares owned by Star Equity Fund.
Percentage: Approximately 5.72%

G. Mr. Eberwein
Mr. Eberwein, as the manager of Star Equity GP and Star Investment Management, may be deemed the beneficial owner of the 6,285,065 Shares owned by Star Equity Fund.
Percentage: Approximately 5.72%

H. Mr. Coleman
As of the close of business on August 24, 2026, Mr. Coleman beneficially owned 0 Shares.
Percentage: 0%

Effective upon the withdrawal of the nomination letter nominating Mr. Coleman as a candidate for the election to the Board at the 2026 Annual Meeting, Mr. Coleman ceased to be in a group with the other Reporting Persons and shall no longer be a Reporting Person.
Number of shares as to which each person has sole or shared power to vote or dispose:
A. Star Equity
1. Sole power to vote or direct vote: 6,285,065
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 6,285,065
4. Shared power to dispose or direct the disposition: 0

B. Star Operating Companies
1. Sole power to vote or direct vote: 6,285,065
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 6,285,065
4. Shared power to dispose or direct the disposition: 0

C. Star Equity Fund
1. Sole power to vote or direct vote: 6,285,065
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 6,285,065
4. Shared power to dispose or direct the disposition: 0

D. Star Equity GP
1. Sole power to vote or direct vote: 6,285,065
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 6,285,065
4. Shared power to dispose or direct the disposition: 0

E. Star Investment Management
1. Sole power to vote or direct vote: 6,285,065
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 6,285,065
4. Shared power to dispose or direct the disposition: 0

F. Star Value Investments
1. Sole power to vote or direct vote: 6,285,065
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 6,285,065
4. Shared power to dispose or direct the disposition: 0

G. Mr. Eberwein
1. Sole power to vote or direct vote: 6,285,065
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 6,285,065
4. Shared power to dispose or direct the disposition: 0

H. Mr. Coleman
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0
Transactions in the class effected during the past sixty days:
Except as provided below, all of which purchases were made in the open market, no Reporting Person has entered into any transaction in the Shares during the past 60 days.

Star Equity Fund

Date Shares of Common Stock Purchased Price Per Share
07/02/2026 14,895 $0.21
07/08/2026 18,714 $0.21
07/20/2026 13,135 $0.22
07/22/2026 51,677 $0.21
07/23/2026 500 $0.21
07/24/2026 112,100 $0.21
07/27/2026 4,282 $0.21
07/28/2026 50,000 $0.21
07/29/2026 50,000 $0.21

Each Reporting Person, may be deemed to be a member of a "group" with the other Reporting Persons for the purposes of Section 13(d)(3) of the Exchange Act, and such group may be deemed to beneficially own the Shares beneficially owned in aggregate by all of the Reporting Persons. Each Reporting Person disclaims beneficial ownership of the Shares that he, she, or it does not directly own.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Effective upon the withdrawal of the nomination letter nominating Mr. Coleman as a candidate for the election to the Board at the 2026 Annual Meeting, Mr. Coleman ceased to be in a group with the other Reporting Persons and shall no longer be a Reporting Person.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

On August 21, 2026, Star Equity Fund and the Issuer entered into the Cooperation Agreement, as defined and described in Item 4 above, which is attached hereto as Exhibit 99.1 and incorporated herein by reference.

On August 21, 2026, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons who will remain Reporting Persons subsequent to this Amendment No. 5 agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibits:

Exhibit 99.1 - Cooperation Agreement, dated August 21, 2026, by and between GEE Group Inc. and Star Equity Fund, LP;
Exhibit 99.2 - Joint Filing Agreement dated August 21, 2026.

## Signatures
- STAR EQUITY HOLDINGS, INC.: /s/ Jeffrey E. Eberwein, Jeffrey E. Eberwein, Chief Executive Officer (08/24/2026)
- STAR OPERATING COMPANIES, INC.: /s/ Richard K. Coleman, Jr., Richard K. Coleman, Jr., Chief Executive Officer (08/24/2026)
- STAR EQUITY FUND, LP: /s/ Jeffrey E. Eberwein, Jeffrey E. Eberwein, Manager of Star Equity Fund GP, LLC, the general partner of Star Equity Fund LP (08/24/2026)
- STAR EQUITY FUND GP, LLC: /s/ Jeffrey E. Eberwein, Jeffrey E. Eberwein, Manager (08/24/2026)
- STAR INVESTMENT MANAGEMENT, LLC: /s/ Jeffrey E. Eberwein, Jeffrey E. Eberwein, Manager (08/24/2026)
- STAR VALUE INVESTMENTS, LLC: /s/ Richard K. Coleman, Jr., Richard K. Coleman, Jr., CEO of Star Operating Companies, Inc., the sole member of Star Value Investments, LLC (08/24/2026)
- JEFFREY E. EBERWEIN: /s/ Jeffrey E. Eberwein, Jeffrey E. Eberwein (08/24/2026)
- RICHARD K. COLEMAN, JR.: /s/ Richard K. Coleman, Jr., Richard K. Coleman, Jr. (08/24/2026)